VIA EDGAR

September 3, 2010

Securities and Exchange Commission
Filing Desk
100 F Street, N.E.
Washington, DC 20549

RE:	Congressional Effect Family of Funds (“Trust”) (File Nos. 333-148558 and 811-22164) on behalf of the Congressional Effect Fund (the “Fund”), a series of the Trust

Ladies and Gentlemen:

At the request of Mr. Dominic Minore of the Division of Investment Management, this letter is being submitted to the Securities and Exchange Commission (the “Commission”) as correspondence.  This letter is in response to oral comments received from Mr. Minore on August 23, 2010 in connection with the review of Post-Effective Amendment No. 5 to the Trust’s Registration Statement on Form N-1A, filed electronically on July 9, 2010.  Set forth below is a summary of Mr. Minore’s oral comments and the Trust’s responses thereto, the relevant portions of which will be included with the Trust’s filing of Post-Effective Amendment No. 6 to the Trust’s Registration Statement on Form N-1A, which will be filed electronically on September 7, 2010 (the “Filing”).

Comment:  In the expense table that appears on page 3 of the prospectus for the Investor Class and Institutional Class shares (the “Proposed Prospectus”), you indicate that the Total Annual Fund Operating Expenses after Fee Waiver and/or Expense Reimbursement for the Investor Shares will be 2.29%. Additionally, the footnote to the expense table indicates that Congressional Effect Management, LLC (the “Adviser”) has entered into a contractual agreement with the Fund under which it has agreed to waive or reduce its fees and to assume other expenses of the Fund, if necessary, in an amount that limits “Total Annual Fund Operating Expenses” (exclusive of interest, taxes, brokerage fees and commissions, 12b-1 fees, Acquired Fund Fees and Expenses, and extraordinary expenses) to not more than 1.74%.

However, in the Fund’s prospectus dated May 2, 2010, filed electronically on April 29, 2010 (the “May Prospectus”), the Total Annual Fund Operating Expenses after Fee Waiver and/or Expense Reimbursement for the Investor Shares is disclosed as 2.05%, and the footnote to the table indicates that the Adviser has entered into a contractual agreement with the Fund under which it has agreed to waive or reduce its fees and to assume other expenses of the Fund, if necessary, in an amount that limits “Total Annual Fund Operating Expenses” (exclusive of interest, taxes, brokerage fees and commissions, Acquired Fund Fees and Expenses, and extraordinary expenses) to not more than 1.75%, and that such contractual agreement cannot be terminated prior to May 31, 2011 without the Board of Trustees’ approval.

Because the Proposed Prospectus describes an expense limitation agreement that no longer includes 12b-1 expenses, shareholders of Investor Class shares will experience a net increase of 0.24% in the cost of holding such shares, as you have disclosed in the expense table in the Proposed Prospectus. However, this increase will be inconsistent with the description and term of the expense limitation agreement in the May Prospectus, which shareholders may have relied on when purchasing shares.

Accordingly, please confirm whether the Trustees have decided to terminate the expense limitation agreement described in the May Prospectus, or whether the expense limitation agreement description in the Proposed Prospectus, as well as the related numbers in the expense tables and examples, were incorrectly disclosed. Alternatively, provide another explanation for the discrepancy between the Proposed Prospectus and the May Prospectus.

Response:  The Trust and its Board did not intend to raise fees for existing shareholders of the Fund, and the potential net increase to investors you noted was inadvertent. The expense limitation agreement that will be filed with the Filing and effective as of the effective date of the Filing, which is included here at Exhibit A, includes a fee cap of 1.50%, and the examples have been amended accordingly. The relevant tables in the Filing now read as follows:

Pages 3-4 of the prospectus for the Investor Class and Institutional Class:

 Annual Fund Operating Expenses
 (expenses that you pay each year as a percentage of the value of your investment)
	Institutional Shares2	Investor Shares
Management Fees	1.00%	1.00%
Distribution and/or Service (12b-1) Fees	0.00%	0.25%
Acquired Fund Fees and Expenses	0.30%	0.30%
Other Expenses	3.42%	3.42%
Total Annual Fund Operating Expenses	4.72%	4.97%
Fee Waiver and/or Expense Reimbursement 1	2.92%	2.92%
Total Annual Fund Operating Expenses after Fee Waiver and/or Expense Reimbursement 1	1.80%	2.05%

1 Congressional Effect Management, LLC (the “Adviser”) has entered into a contractual agreement with the Fund under which it has agreed to waive or reduce its fees and to assume other expenses of the Fund, if necessary, in an amount that limits “Total Annual Fund Operating Expenses” (exclusive of interest, taxes, brokerage fees and commissions, 12b-1 fees, Acquired Fund Fees and Expenses, and extraordinary expenses) to not more than 1.50%. Subject to approval by the Fund’s Board, any waiver under the Expense Limitation Agreement is subject to repayment by the Fund within the three fiscal years following the year in which such waiver occurred, if the Fund is able to make the payment without exceeding the 1.50% expense limitation. The current contractual agreement cannot be terminated prior to October 1, 2011 without the Board of Trustees’ approval.

2 Since the Institutional Shares are a new class, the “Acquired Fund Fees and Expenses”, “Other Expenses” and “Total Annual Fund Operating Expenses” in the table are estimated based on actual expenses incurred by the Investor Shares of the Fund for the fiscal year ended December 31, 2009. As a result, the actual expenses and fees may be more or less than those stated.

Example.  This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds.

This expense example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods.  The expense example also assumes that your investment has a 5% return each year and the Fund’s operating expenses remain the same, and the contractual agreement to limit expenses remains in effect only until October 1, 2011.  Although your actual costs may be higher or lower, based on these assumptions your cost would be:

Period Invested	1 Year	3 Years	5 Years	10 Years
Institutional Shares	$183	$1,160	$2,142	$4,622
Investor Shares	$208	$1,232	$2,256	$4,819

Pages 3-4 of the prospectus for the Service Class:

 Annual Fund Operating Expenses
 (expenses that you pay each year as a percentage of the value of your investment)
Service Shares2
Management Fees	1.00%
Distribution and/or Service (12b-1) Fees	1.00%
Acquired Fund Fees and Expenses	0.30%
Other Expenses	3.42%
Total Annual Fund Operating Expenses	5.72%
Fee Waiver and/or Expense Reimbursement 1	2.92%
Total Annual Fund Operating Expenses after Fee Waiver and/or Expense Reimbursement 1	2.80%

1 Congressional Effect Management, LLC (the “Adviser”) has entered into a contractual agreement with the Fund under which it has agreed to waive or reduce its fees and to assume other expenses of the Fund, if necessary, in an amount that limits “Total Annual Fund Operating Expenses” (exclusive of interest, taxes, brokerage fees and commissions, 12b-1 fees, Acquired Fund Fees and Expenses, and extraordinary expenses) to not more than 1.50%. Subject to approval by the Fund’s Board, any waiver under the Expense Limitation Agreement is subject to repayment by the Fund within the three fiscal years following the year in which such waiver occurred, if the Fund is able to make the payment without exceeding the 1.50% expense limitation. The current contractual agreement cannot be terminated prior to October 1, 2011 without the Board of Trustees’ approval.

2 Since the Service Shares are a new class, the “Acquired Fund Fees and Expenses”, “Other Expenses” and “Total Annual Fund Operating Expenses” in the table are estimated based on actual expenses incurred by the Investor Shares of the Fund for the fiscal year ended December 31, 2009. As a result, the actual expenses and fees may be more or less than those stated.

Example.  This Example is intended to help you compare the cost of investing in Service Shares of the Fund with the cost of investing in other mutual funds.

This expense example assumes that you invest $10,000 in Service Shares of the Fund for the time periods indicated and then redeem all of your shares at the end of those periods.  The expense example also assumes that your investment has a 5% return each year and the Fund’s operating expenses remain the same, and the contractual agreement to limit expenses remains in effect only until October 1, 2011.  Although your actual costs may be higher or lower, based on these assumptions your cost would be:

Period Invested	1 Year	3 Years	5 Years	10 Years
Service Shares	$283	$1,444	$2,588	$5,377

The Trust has amended Page 19 of the Fund’s SAI as follows:

The Adviser will receive a monthly management fee equal to an annual rate of 1.00% of the Fund’s net assets.  In addition, the Adviser and the Fund have entered into an Expense Limitation Agreement under which the Adviser has agreed to waive or reduce its fees and to assume other expenses of the Fund, if necessary, in an amount that limits annual operating expenses (exclusive of interest, taxes, brokerage fees and commissions, 12b-1 fees, Acquired Fund Fees and Expenses, and extraordinary expenses) to not more than 1.50% of the average daily net assets of the Fund through October 1, 2011.  As a result, the Fund’s “Total Annual Fund Operating Expenses” (excluding interest, taxes, brokerage fees and commissions, 12b-1 fees, Acquired Fund Fees and Expenses, and extraordinary expenses) will be limited to 1.50%, as indicated in the Prospectuses.  It is expected that the contractual agreement will continue from year-to-year provided such continuance is approved by the Board of Trustees of the Fund.  Any waiver under the Expense Limitation Agreement is subject to repayment by the Fund within the three fiscal years following the year in which such waiver occurred, if the Fund is able to make the payment without exceeding the expense limitation. For the fiscal year ended December 31, 2009, the Adviser did not receive any management fee after waiving $45,271 of its fee and reimbursing the Fund in the amount of $81,587. For the period from May 23, 2008 to December 31, 2008, the Adviser did not receive any management fee after waiving $7,418 of its fee.

Notwithstanding Mr. Minore’s comments, the Trust acknowledges that:

1.	Should the Commission or its staff, acting pursuant to delegated authority, declare the Filing effective, it does not foreclose the Commission from taking any action with respect to the Filing;

2.
The action of the Commission or its staff, acting pursuant to delegated authority, in declaring the Filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.	The Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments, please contact the undersigned at 336-607-7512.  Thank you for your consideration.

Sincerely,

/s/ Jeffrey T. Skinner

Jeffrey T. Skinner

cc:	Dominic Minore
Division of Investment Management
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Exhibit A

EXPENSE LIMITATION AGREEMENT

CONGRESSIONAL EFFECT FAMILY OF FUNDS

This Agreement is made and entered into effective September 7, 2010, by and between the Congressional Effect Fund (the “Fund”), a series of shares of the Congressional Effect Family of Funds, a Delaware statutory trust (the “Trust”) and Congressional Effect Management, LLC, a Delaware limited liability company (the “Adviser”).

WHEREAS, the Trust is a Delaware statutory trust organized under the Certificate of Trust (“Trust Instrument”), dated December 21, 2007, as amended, and is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as an open-end management company of the series type; and

WHEREAS, the Fund is a series of the Trust; and

WHEREAS, the Fund and the Adviser have entered into an Investment Advisory Agreement dated May 5, 2008, (“Advisory Agreement”), pursuant to which the Adviser provides investment advisory services to the Fund; and

WHEREAS, the Fund and the Adviser have determined that it is appropriate and in the best interests of the Fund and its shareholders to limit the expenses of the Fund, and, therefore, have entered into this Agreement, in order to maintain the Fund’s expense ratios within the Operating Expense Limit, as defined below.

NOW, THEREFORE, in consideration of the mutual covenants herein contained, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

Expense Limitation.

Applicable Expense Limit.  To the extent that the aggregate expenses of every character, including but not limited to investment advisory fees of the Adviser (but excluding interest, taxes, brokerage fees and commissions, distribution and shareholder service fees under a distribution plan pursuant to Rule 12b-1, other expenditures which are capitalized in accordance with generally accepted accounting principles, other extraordinary expenses not incurred in the ordinary course of such Fund’s business and acquired fund fees and expenses) incurred by the Fund in any fiscal year (“Fund Operating Expenses”), exceed the Operating Expense Limit, as defined in Section 1(b) below, such excess amount (the “Excess Amount”) shall be the liability of the Adviser.

Operating Expense Limit.  The Fund’s maximum Operating Expense Limit in any year shall be 1.50% of the average daily net assets of the Fund.

Method of Computation.  To determine the Adviser’s liability with respect to the Excess Amount, each month the Fund Operating Expenses for the Fund shall be annualized as of the last day of the month.  If the annualized Fund Operating Expenses for any month exceeds the Operating Expense Limit of the Fund, the Adviser shall first waive or reduce its investment advisory fee for such month by an amount sufficient to reduce the annualized Fund Operating Expenses to an amount no higher than the Operating Expense Limit. If the amount of the waived or reduced investment advisory fee for any such month is insufficient to pay the Excess Amount, the Adviser may also remit to the Fund an amount that, together with the waived or reduced investment advisory fee, is sufficient to pay such Excess Amount.

Year-End Adjustment.  If necessary, on or before the last day of the first month of each fiscal year, an adjustment payment shall be made by the appropriate party in order that the amount of the investment advisory fees waived or reduced and other payments remitted by the Adviser to the Fund with respect to the previous fiscal year shall equal the Excess Amount.

Recapture.  If the Adviser so requests, any Fund Operating Expenses waived or reimbursed by the Adviser pursuant to this Agreement shall be repaid to the Adviser by the Portfolio in the first, second and third fiscal years following the fiscal year in which any such reimbursement or waiver occurs, if the total annual Fund Operating Expenses for the applicable following year, after giving effect to the repayment, do not exceed 1.50% of the average daily net assets of the Fund (or any lower expense limitation or limitations to which the parties may otherwise agree).

Term and Termination of Agreement.

This Agreement with respect to the Fund shall continue in effect until the first day of October 2011, and from year to year thereafter provided each such continuance is specifically approved by a majority of the Trustees of the Trust who (i) are not “interested persons” of the Trust or any other party to this Agreement, as defined in the 1940 Act, and (ii) have no direct or indirect financial interest in the operation of this Agreement  (“Non-Interested Trustees”).  Nevertheless, this Agreement may be terminated by either party hereto, without payment of any penalty, upon written notice ninety (90) days prior to the end of the then-current term of the Agreement to the other party at its principal place of business; provided that, in the case of termination by the Trust, such action shall be authorized by resolution of a majority of the Non-Interested Trustees of the Trust or by a vote of a majority of the outstanding voting securities of the Trust.  Any termination pursuant to this paragraph 2 shall become effective, unless otherwise specifically agreed upon, on the last day of the then-current term of the Agreement.

Miscellaneous.

Captions.  The captions in this Agreement are included for convenience of reference only and in no other way define or delineate any of the provisions hereof or otherwise affect their construction or effect.

Interpretation.  Nothing herein contained shall be deemed to require the Trust or the Fund to take any action contrary to the Trust’s Declaration of Trust or By-Laws, or any applicable statutory or regulatory requirement to which it is subject or by which it is bound, or to relieve or deprive the Trust’s Board of Trustees of its responsibility for and control of the conduct of the affairs of the Trust or the Funds.

Definitions.  Any question of interpretation of any term or provision of this Agreement, including but not limited to the investment advisory fee, the computations of net asset values, and the allocation of expenses, having a counterpart in or otherwise derived from the terms and provisions of the Advisory Agreement or the 1940 Act, shall have the same meaning as and be resolved by reference to such Advisory Agreement or the 1940 Act.

IN WITNESS WHEREOF, the parties have caused this Agreement to be signed by their respective officers thereunto duly authorized and their respective corporate seals to be hereunto affixed, as of the day and year first above written.

CONGRESSIONAL EFFECT FUND, A SERIES OF THE CONGRESSIONAL EFFECT FAMILY OF FUNDS

/s/ Eric T. Singer
By: Eric T. Singer, Trustee

CONGRESSIONAL EFFECT MANAGEMENT, LLC

/s/ Eric T. Singer
By: Eric T. Singer, Managing Member